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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                        -----------------------


                               FORM 11-K

           (Mark One)
            X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           ---
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                For the fiscal year ended June 30, 1996
                                  OR
           --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from --------- to ---------

                     Commission file number 1-9759


           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                     OF IMC GLOBAL OPERATIONS INC.


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            IMC GLOBAL INC.
                 2100 Sanders Road, Northbrook, Illinois  60062
















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                               CONTENTS
                               --------

Report of independent auditors


Financial statements
--------------------

Statements of assets available for benefits, with fund information Statements of changes in assets available for benefits, with fund information
Notes to financial statements


Supplemental schedules                                   Schedule
----------------------                                   --------

Item 27a - Schedule of assets held for investment purposes  1
Item 27d - Schedule of reportable transactions              2









                    REPORT OF INDEPENDENT AUDITORS


Plan Administrator
Investment Plan for Salaried Employees of
  IMC Global Operations Inc.

We have audited the accompanying statements of assets available for benefits of the Investment Plan for Salaried Employees of IMC Global Operations Inc. as of June 30, 1996 and 1995, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at June 30, 1996 and 1995, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   ERNST & YOUNG LLP

October 23, 1996

                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                               OF IMC GLOBAL OPERATIONS INC.
              -----------------------------------------------------
        STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
       ------------------------------------------------------------------
                                  June 30, 1996
                                  -------------
                                                            Fund Information
--------------------------------------------------------------------------------
-------------------------------------
                                                        IMC        Fixed
Money
                               Equity       Bond       Global      Income
Market    Balanced     Growth      Loan
                      Total     Fund        Fund     Stock Fund     Fund
Fund       Fund        Fund       Fund
                   -------------------------------------------------------------
--------------------------------------
ASSETS
---------------------
Investments, at fair value:
 Master trust funds -
  IMC Global Inc.
   Stock Fund     $   9,709,749                           $9,709,749
  IMC Global Fixed
   Fund              55,789,610
$55,789,610
  IMC Global Bond
    Fund              2,230,150               $2,230,150
 Mutual funds -
  Fidelity Equity-
   Income Fund,Inc.  19,997,184  $19,997,184
  Vanguard Money
   Market Reserves,
   Inc.-Prime
   Portfolio            982,782                                                      $982,782
  Vanguard Wellington
   Fund, Inc.         4,970,916
$4,970,916
  Fidelity Magellan
   Fund, Inc.         5,362,674
$5,362,674
  Loans to partici-
   pants              3,518,835
$3,518,835
                   ------------  -----------  ----------  -----------  ---------
--  ----------  ----------  ----------  ----------
                    102,561,900   19,997,184   2,230,150    9,709,749
55,789,610     982,782   4,970,916   5,362,674   3,518,835

Receivables:
  Employee contri-
   butions              370,403       86,744       7,735       55,488
127,117       1,913      34,024      57,382
  Employer contri-
   butions            2,299,821      522,202      56,273      373,737
814,088      15,164     200,656     317,701
  Accrued interest
   and dividends          4,056
4,056
                   ------------  -----------  ----------  -----------  ---------
--  ----------  ----------  ----------  ----------
 Total receivables    2,674,280      608,946      64,008      429,225
941,205      21,133     234,680     375,083
                   ------------  -----------  ----------  -----------  ---------
--  ----------  ----------  ----------  ----------
Assets available
 for benefits      $105,236,180  $20,606,130  $2,294,158  $10,138,974
$56,730,815  $1,003,915  $5,205,596  $5,737,757  $3,518,835
                   ============  ===========  ==========  ===========
===========  ==========  ==========  ==========  ==========

                       (See Notes to Financial Statements)

                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                               OF IMC GLOBAL OPERATIONS INC.
              ----------------------------------------------------
        STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
       ------------------------------------------------------------------
                                  June 30, 1995
                                  -------------
                                                        Fund Information
                             ---------------------------------------------------
-------------------------------
                                                     IMC       Fixed     Money
                               Equity     Bond     Global      Income    Market  Balanced   Growth
                    Total       Fund      Fund    Stock Fund    Fund      Fund     Fund      Fund
                 ---------------------------------------------------------------
----------------------------------
ASSETS
-------------------
Investments, at fair value:
 IMC Global Inc.
  common stock $  8,345,859                      $8,345,859
 Mutual funds -
  Fidelity Equity-
   Income Fund,
   Inc.          12,931,641$12,931,641
  Bond Fund of
   America, Inc.  2,232,601           $2,232,601
  Dreyfus Treasury
   Cash Management
   Fund          11,007,605                                $11,007,605
  Vanguard Money Market
   Reserves, Inc. -
   Prime Portfolio  600,361                                            $600,361
  Vanguard Wellington
   Fund, Inc.     2,058,884                                                    $2,058,884
  Fidelity Magellan
   Fund, Inc.     2,964,546                                                              $2,964,546
 LaSalle National
  Trust, N.A. Income
  Plus Fund      30,022,894                                 30,022,894
 The Northern Trust
  Company Collective
  Short Term
  Investment Fund   147,559                         147,559
 Loans to
  participants    3,479,503    401,144   150,456    244,761  2,551,437   45,067    58,465    28,173

Investments, at
 contract value:
 Guaranteed investment
  contracts -
   CDC Investment
    Management Corp.6,028,752                                6,028,752
   Commonwealth Life
    Insurance
    Company       6,428,779                                  6,428,779
   Hartford Life
    Insurance
    Company       5,211,493                                  5,211,493
                  -----------           -----------          ---------- --------
--                -----------           --------  ---------- ----------
  Total investments91,460,47713,332,7852,383,057  8,738,179 61,250,960  645,428 2,117,349 2,992,719

Receivables:
 Employer contri-
  butions         2,838,903    550,979    89,638    447,037  1,212,873   18,941   191,885   327,550
 Accrued interest
  and dividends     152,986                             546    152,440
                  -----------           -----------          ---------- --------
--                -----------           --------  ---------- ----------
  Total receivables2,991,889   550,979    89,638    447,583  1,365,313   18,941   191,885   327,550
                  -----------           -----------          ---------- --------
--                -----------           --------  ---------- ----------

Assets available
 for benefits   $94,452,366$13,883,764$2,472,695 $9,185,762$62,616,273 $664,369$2,309,234$3,320,269
                  ===========           ===========          ==========
==========        ===========           ========  ========== ==========


                       (See Notes to Financial Statements)

                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                OF IMC GLOBAL OPERATIONS INC.
              -----------------------------------------------------
  STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
  -----------------------------------------------------------------------------
                        For the Year Ended June 30, 1996
                        --------------------------------

--------------------------------------------------------------------------------
-------------------------------------
                                                        IMC        Fixed
Money
                               Equity       Bond       Global      Income
Market    Balanced     Growth      Loan
                      Total     Fund        Fund     Stock Fund     Fund
Fund       Fund        Fund       Fund
                    ------------------------------------------------------------
------------------------------------------------
Investment income:
  Interest and
    dividends      $  3,399,891  $ 405,549  $   87,310  $   37,533   $ 1,917,210
$   38,523  $  113,257  $  800,509
  Net appreciation
    (depreciation)
    in fair value
    of investments    6,324,927  2,907,518      72,443   3,251,585
4,303      461,386    (372,308)
  Income (loss) from
    master trust
    funds             1,212,541                  9,781     (634,647)   1,837,407
  Loans to partici-
   pants-interest       296,129     18,520       6,406       10,016      104,483
1,576       3,771       2,653    $148,704
                   ------------  -----------  ----------  -----------  ---------
--  ----------  ----------  ----------  ----------
  Total investment
   income            11,233,488  3,331,587     175,940    2,664,487
3,859,100      44,402     578,414     430,854     148,704

Contributions:
  Participants        4,461,479    957,184      98,398      617,255
1,764,023      23,328    351,879      649,412
  Employer            2,840,431    635,850      70,439      455,083
1,026,519      18,909    242,096      391,535
                   ------------  -----------  ----------  -----------  ---------
--  ----------  ----------  ----------  ----------
   Total contri-
    butions           7,301,910  1,593,034    168,837     1,072,338
2,790,542      42,237    593,975    1,040,947

Transfers from
 other plans            157,153     39,087     47,840        15,900
2,931                 14,033       28,736       8,626

Cash and stock
 distributed to with-
 drawing partici-
 pants               (7,908,737)  (711,022)   (122,415)    (499,417)
(5,908,804)    (43,275)   (135,630)   (453,821)    (34,353)

Transfers of invest-
 ment direction                  2,469,680    (448,739)  (2,300,096)
(6,629,227)    296,182   1,845,570   1,370,772   3,395,858
                   ------------  -----------  ----------  -----------  ---------
--  ----------  ----------  ----------  ----------
Net increase
 (decrease) in
 assets available
 for benefits       10,783,814    6,722,366    (178,537)     953,212
(5,885,458)    339,546   2,896,362   2,417,488   3,518,835

Assets available
 for benefits -
 beginning of year  94,452,366   13,883,764   2,472,695    9,185,762
62,616,273     664,369   2,309,234   3,320,269
                  ------------  -----------  ----------  -----------  ----------
-  ----------  ----------  ----------  ----------

Assets available
 for benefits -
 end of year      $105,236,180  $20,606,130  $2,294,158  $10,138,974
$56,730,815  $1,003,915  $5,205,596  $5,737,757  $3,518,835
                  ============  ===========  ==========  ===========
===========  ==========  ==========  ==========  ==========


                       (See Notes to Financial Statements)

                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                OF IMC GLOBAL OPERATIONS INC.
              -----------------------------------------------------
  STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
  -----------------------------------------------------------------------------
                        For  the Year Ended June 30, 1995
                       ----------------------------------

                                                        Fund Information
                             ---------------------------------------------------
-------------------------------
                                                     IMC       Fixed     Money
                               Equity      Bond    Global      Income    Market  Balanced   Growth
                    Total       Fund      Fund    Stock Fund    Fund      Fund     Fund      Fund
                 ---------------------------------------------------------------
----------------------------------
Investment income:
 Interest and
  dividends     $ 4,453,127$   357,145 $ 151,239  $  55,092$ 3,792,391 $ 31,436$   49,307$   16,517
 Net appreciation
  in fair value of
  investments     5,975,628  1,499,454    52,416  3,732,061                       192,013   499,684
 Loans to participants
  - interest        259,644     30,669     7,768     26,522    188,581    3,186     1,683     1,235
                  -----------           -----------          ---------- --------
--                -----------           --------  ---------- ----------
  Total investment
   income        10,688,399  1,887,268   211,423  3,813,675  3,980,972   34,622   243,003   517,436

Contributions:
 Participants     4,207,614    797,290   119,659    644,879  1,780,844   27,231   333,043   504,668
 Employer         3,401,893    655,802   108,150    540,553  1,448,028   23,371   234,431   391,558
                  -----------           -----------          ---------- --------
--                -----------           --------  ---------- ----------
  Total contributions7,609,5071,453,092  227,809  1,185,432  3,228,872   50,602   567,474   889,226

Transfers from
 other plans        714,535    179,187    16,282     67,705    213,505   28,649    64,908   144,299

Cash and stock
 distributed to with-
 drawing partici-
 pants          (8,260,574)  (526,578)  (46,478)  (177,121)(7,399,096) (61,433)  (43,996)   (5,872)

Transfers of invest-
 ment direction                    177    76,025(2,940,422)  (346,247) (35,558) 1,477,845 1,768,180
                  -----------           -----------          ---------- --------
--                -----------           --------  ---------- ----------

Net increase (decrease)
 in assets available
 for benefits    10,751,867  2,993,146   485,061  1,949,269  (321,994)   16,882 2,309,234 3,320,269

Assets available
 for benefits
 -beginning of year83,700,49910,890,6181,987,634  7,236,493 62,938,267  647,487
                  -----------           -----------          ---------- --------
--                -----------           --------  ---------- ----------

Assets available
 for benefits
 -end of year   $94,452,366$13,883,764$2,472,695 $9,185,762$62,616,273 $664,369$2,309,234$3,320,269
                  ===========           ===========          ==========
==========        ===========           ========  ========== ==========



                       (See Notes to Financial Statements)

                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                           OF IMC GLOBAL OPERATIONS INC.
        ------------------------------------------------------
                     NOTES TO FINANCIAL STATEMENTS
                     -----------------------------




1.  Description of the Plan
    -----------------------
    The following description of the Investment Plan for Salaried
Employees of IMC Global Operations Inc. (the Plan), formerly the
Investment Plan for Salaried Employees of IMC Fertilizer, Inc., provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------
    The Plan was established on March 1, 1988 and was most recently restated on July 1, 1993 and amended through March 1, 1995. Salaried employees of IMC Global Operations Inc. (a wholly-owned subsidiary of IMC Global Inc.) and its wholly-owned domestic subsidiaries (the Company) are eligible to participate in the Plan upon completion of one year of service. Effective September 1, 1996, participation is immediate. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time.

Contributions
-------------
    The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions of up to 15 percent of participants' base monthly salaries. A participant may change the amount of payroll deduction/salary reduction twice a year, as of July 1 or January 1, upon giving the required notice. The Plan provides a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Internal Revenue Code (the IRC). Salary reduction contributions, elected by certain participants, may be reduced (or refunded) to comply with certain non-discrimination requirements of
Section 401(k) or the limitations of Section 415 of the IRC. In addition, salary reduction contributions cannot exceed $9,500 in calendar year 1996 ($9,240 for calendar year 1995). The limitation on salary reduction contributions can be adjusted or recharacterized as after-tax contributions not to exceed the lesser of the 15 percent or $9,500 ($9,240 in 1995) limits described above each July 1 and January 1 by the Employee Benefits Committee. In addition, the Plan also is funded by employer contributions, as determined by IMC Global Inc.'s Board of Directors, of not less than 20 percent of a participant's eligible contributions, which are contributions that do not exceed 6 percent of a participant's base monthly salary. IMC Global Inc. may make additional contributions each year as determined by its Board of Directors. Employer contributions are subject to certain limitations imposed by Section 415 of the IRC. Total employer contributions were equal to 100 percent of participants' eligible contributions for the year ended June 30, 1996 (125 percent for the year ended June 30, 1995). Under certain circumstances, participants may rollover their vested benefits from other plans to the Plan.

Participant Accounts
--------------------
    Separate accounts are maintained for each participant. Each participant's account is adjusted for participant and employer contributions, withdrawals and fees, if any, interest, dividends and net realized or unrealized gains or losses.

Administrative Expenses
-----------------------
    Certain administrative expenses of the Plan are borne by the Company.

Investment Programs
-------------------
    Since January 1, 1996, the Plan's investments are administered by Marshall & Ilsley Trust Company under a trust agreement dated January 1, 1996. Prior to that time, the trustee was The Northern Trust
Company.  Investment programs available to participants are as follows:

   Equity Fund - Investments are made in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65 percent of its assets in income producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

   Bond Fund - Since January 1, 1996, investments are made in shares of the IMC Global Bond Fund, a pooled bond fund shared only by other IMC Global Operations Inc. 401(k) plans. The fund invests substantially all of the assets in shares of the Bond Fund of America, Inc., a mutual fund comprised of marketable corporate debt securities, U.S. Government securities, mortgage-related securities, other asset-backed securities and cash or money market instruments. Prior to January 1, 1996, the Bond Fund of America, Inc. shares were held directly.

   IMC Global Stock Fund - Investments are made solely in the common stock of IMC Global Inc.

   Fixed Income Fund - Since January 1, 1996, investments are made in shares of IMC Global Fixed Fund, a pooled fund shared only by other IMC Global Operations Inc. 401(k) plans. Prior to that time, investments of the Fixed Income Fund were managed by LaSalle Street Capital Management, Ltd. Investments are made in guaranteed investment contracts (GICs), the Marshall Money Market Fund and, prior to January 1, 1996, in the LaSalle National Trust, N.A. Income Plus Fund. The 1995 holdings are described below:

   (a) A contract with CDC Investment Management Corp. with a guaranteed interest rate of 7.5 percent through June 30, 2000.

   (b) A contract with Commonwealth Life Insurance Company with a guaranteed interest rate of 7.27 percent through July 6, 1998.

   (c) A GIC with Hartford Life Insurance Company with a guaranteed interest rate of 8.05 percent through June 30, 1995. A portion of the GIC balance was reinvested in a new Hartford Life Insurance Company GIC in December 1994. The remaining balance was temporarily reinvested in the Dreyfus Treasury Cash Management Fund at June 30, 1995 before being reinvested in the GIC described in (d) below.

   (d) A contract with Hartford Life Insurance Company with a guaranteed interest rate of 8.15 percent through December 19, 1997.

   (e) The LaSalle National Trust, N.A. Income Plus Fund, a pooled fund which invests primarily in investment contracts, U.S. Government money market investments and alternative contracts backed by the U.S. Government, U.S. Government agency and other AAA rated fixed income instruments.

   (f) Another GIC with Provident National Assurance Company with a guaranteed interest rate of 8.3 percent through June 30, 1995. The Provident National Assurance Company contract also matured in four installments. Proceeds from the maturity of the final installment payment were invested in the LaSalle National Trust, N.A. Income Plus Fund described in (h) below.

   Money Market Fund - Investments are made in shares of the Vanguard Money Market Reserves, Inc. - Prime Portfolio, a mutual fund. The Prime Portfolio invests in high quality money market obligations that mature in 13 months or less and include negotiable certificates of deposit, bankers' acceptances, commercial paper, short-term corporate obligations, short-term Eurodollar and Yankee bank obligations, U.S. Treasury obligations and securities issued or guaranteed by agencies and instrumentalities of the U.S.
Government.

   Balanced Fund - Investments are made in shares of the Vanguard
   Wellington Fund, Inc. a mutual fund which invests in a diversified portfolio of 60-70 percent common stocks and 30-40 percent bonds.

   Growth Fund - Investments are made in shares of the Fidelity
   Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign and multinational issuers.

   Loan Fund - Investments are loans made to participants, as described below.

    Participants elect their desired investment program upon joining the Plan. Since April 1,1996, they may elect to change the investment direction of their existing account balances and their future contributions daily. Prior to that time, as of July 1, October 1, January 1 and April 1 of any Plan year, upon giving prescribed notice, participants could elect to transfer the investment direction of their future contributions or their existing account balances in any fund or funds to any other fund, or in 25 percent increments to any combination of funds. Effective July 1, 1991 through March 31, 1996, participants could not transfer funds of existing account balances between the Fixed Income Fund and the Bond Fund nor between the Fixed Income Fund and the Money Market Fund. The Balanced Fund and Growth Fund investment programs were introduced to the Plan effective January 1, 1996; at the same time loans were transferred to the Loan Fund.

Vesting
-------
    All Plan participants are immediately and nonforfeitably vested in their plan accounts.

Withdrawals
-----------
    Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals from their Salary
Reduction Accounts, will result in suspension of Plan participation for at least one year.

    Except as noted below, participants will receive distribution of their interest in the Plan in a lump sum payment.

Deferred Distributions
----------------------
    Participants who terminate their employment and are eligible for early or normal retirement under any Company pension plan will be permitted to elect, at any time prior to retirement, to defer receipt of their Plan distributions until no later than their 70th birthday. Participants electing deferral must: (1) elect to receive their distributions in: (a) a lump sum on the date of distribution, or (b) in equal annual installments not to exceed ten, and (2) make an election for the method of distribution in the event of their death prior to total distribution.

    Participants who terminate their employment prior to eligibility for early or normal retirement and whose Plan accounts exceed $3,500 must consent to distribution of their accounts. Participants may defer receipt of their Plan distribution until no later than their 70th birthdays.

Loans to Participants
---------------------
    Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made and such account does not share in the allocation of income, gains and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by monthly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity and date of grant.


2.  Summary of Significant Accounting Policies
    ------------------------------------------
Investment Valuation
--------------------
    All investments are carried at fair value, except the guaranteed investment contracts which are carried at contract value. Fair value is the last reported sale price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares or units of the master trust funds, the LaSalle National Trust, N.A. Income Plus Fund, The Northern Trust Company Collective Trust Short Term Investment Fund and the mutual funds is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value.

Investment in Trusts
--------------------
    As of January 1, 1996, investment assets of the Bond Fund, the Company Stock Fund and the Fixed Income Fund were made in shares of IMC Global Inc. pooled funds shared by other IMC Global Inc. 401(k) plans. The plan was a 100 percent, 100 percent and 99.5 percent, respectively, participant in the IMC Global Bond Fund, the IMC Global Stock Fund and the IMC Global Fixed Income Fund at June 30, 1996.

    The assets of the pooled funds as of June 30, 1996 were as follows:

                                             IMC Global  IMC Global
                               IMC Global     Company       Fixed
                               Bond Fund     Stock Fund  Income Fund
                               ---------     ----------  -----------
Bond Fund of America, Inc.     $2,202,956
IMC Global Inc. common stock                 $9,434,770
LaSalle Natoinal Trust, N.A.
 Income Plus Fund                                        $26,827,224
Guaranteed Investment Contracts -
 Commonwealth Life
   Insurance Company                                       6,776,887
 Hartford Life
  Insurance Company                                        5,527,202
 CDC Investment
  Management Corp.                                         6,138,138
 National Westminster
  Bank Group                                               4,860,622
 Rabobank Alternative                                      5,111,051
Marshall Money Market Fund         27,058       321,888      296,649
Pending transaction                            (47,947)        6,245
Accrued interest and dividends        136         1,038      509,020
                               ----------    ----------  -----------

Net assets of pooled fund      $2,230,150    $9,709,749  $56,053,038
                               ==========    ==========  ===========

    Changes in the pooled balances from January 1 through June 30, 1996 are summarized as follows:

                                             IMC Global  IMC Global
                               IMC Global     Company       Fixed
                               Bond Fund     Stock Fund  Income Fund
                               ---------     ----------  -----------
Additions:
  Interest and dividend income $   42,106    $   22,522  $ 1,116,667
  Net appreciation
   (depreciation) in fair
   value of investments          (22,900)     4,139,424      (4,296)
  Contributions and transfers
   from other plans                90,886     1,063,880    1,934,134
                               ----------    ----------  -----------
                                  110,092     5,225,826    3,046,505

Deductions:
  Benefits paid                   234,355     1,549,921    6,312,940
  Investment expenses                                         49,689
                               ----------    ----------  -----------
                                  234,355     1,549,921    6,362,629
                               ----------    ----------  -----------

Net increase (decrease)
 in assets                      (124,263)     3,675,905  (3,316,124)
Assets transferred at
 January 1, 1996                2,354,413     6,033,844   59,369,162
                               ----------    ----------  -----------
Pooled fund assets at
 June 30, 1996                 $2,230,150    $9,709,749  $56,053,036
                               ==========    ==========  ===========

Income Recognition
------------------
    Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

Contributions
-------------
    Contributions from participants are recorded monthly when due from the Company. Contributions by the Company are made monthly based on the minimum contribution percentage (20 percent) required by the Plan. Any additional contributions by the Company are accrued when approved by its Board of Directors.

Participant Withdrawals
-----------------------
  Withdrawals are recorded when payments are made to participants.  Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual
Return/Report of Employee Benefit Plan) as liabilities.  The following schedule reconciles the net assets available for benefits per the Form 5500 to the financial statements:

                                                  IMC     Fixed      Money
                             Equity    Bond     Global    Income     Market
Balanced                     Growth    Loan
                    Total     Fund     Fund   Stock Fund   Fund       Fund
Fund            Fund         Fund
                ----------------------------------------------------------------
---------------------------------------------
June 30, 1996
-------------
Net assets available
 for benefits per
 the Form 5500     $105,118,045  $20,588,738  $2,286,330  $10,145,110  $56,637,957  $1,003,915  $5,201,001  $5,736,159  $3,518,635
Amounts allocated
 to withdrawing
 participants -
   June 30, 1995        133,135       17,392       7,828        2,408       99,314                   4,595       1,598
   June 30, 1996        (15,000)                               (8,544)      (6,456)
                   ------------  -----------  ----------  ------------ ---------
--  ----------  ----------  ----------  ----------
Net assets available
 for benefits per
 the financial
 statements        $105,236,180  $20,606,130  $2,294,158  $10,138,974  $56,730,815  $1,003,915  $5,205,596  $5,737,757  $3,518,835
                   ============  ===========  ==========  ===========
===========  ==========  ==========  ==========  ==========
June 30, 1995
-------------
Net assets available
 for benefits per
 the Form 5500     $93,503,720  $13,815,731  $2,473,827  $ 9,187,782  $61,729,257  $  661,427  $2,313,829  $3,321,867
Amounts allocated
 to withdrawing
 participants -
   June 30, 1994     1,081,781       85,425       6,696          388      986,330       2,942
   June 30, 1995      (133,135)     (17,392)     (7,828)      (2,408)     (99,314)                (4,595)      (1,598)
                   -----------  -----------  ----------  ------------  ---------
--  ----------  ----------  ----------
Net assets available
 for benefits per
 the financial
 statements        $94,452,366  $13,883,764  $2,472,695  $ 9,185,762  $62,616,273  $  664,369  $2,309,234  $3,320,269
                   ===========  ===========  ==========  ===========
===========  ==========  ==========  ==========


The following schedule reconciles the withdrawal amounts per the Form 5500 to the statement of changes in assets available for benefits:


                                                               IMC        Fixed
Money
                                         Equity      Bond    Global       Income
Market   Balanced     Growth      Loan
                             Total        Fund       Fund   Stock Fund     Fund
Fund       Fund       Fund       Fund
                           -----------------------------------------------------
----------------------------------------------
Year ended June 30, 1996
------------------------
Withdrawals per
 Form 5500                 $7,790,602   $693,630   $114,587   $505,553   $5,815,946   $43,275   $131,035   $452,223   $34,353
Withdrawal liabilities
 per Form 5500:
   at June 30, 1995           133,135     17,392      7,828      2,408       99,314                4,595      1,598
   at June 30, 1996           (15,000)                          (8,544)      (6,456)
                           ----------   --------   --------   --------   ----------   -------   --------   ---------   -------

Withdrawals per statement
 of changes in assets
available for benefits     $7,908,737   $711,022   $122,415   $499,417   $5,908,804   $43,275   $135,630    $453,821   $34,353
                           ==========   ========   ========   ========   ==========   =======   ========   =========   =======

Year ended June 30, 1995
------------------------
Withdrawals per
 Form 5500                 $7,311,928   $458,545   $ 47,610   $179,141
$6,512,080   $58,491   $ 48,591   $   7,470
Withdrawal liabilities
 per Form 5500:
   at June 30, 1994         1,081,781     85,425      6,696        388          986,330     2,942
   at June 30, 1995          (133,135)   (17,392)    (7,828)    (2,408)     (99,314)              (4,595)     (1,598)
                           ----------   --------   --------   --------   ----------   -------   --------   ---------

Withdrawals per statement
 of changes in assets
 available for benefits    $8,260,574   $526,578   $ 46,478   $177,121   $7,399,096   $61,433   $ 43,996   $   5,872
                           ==========   ========   ========   ========   ==========   =======   ========   =========




3.  Net Appreciation (Depreciation) in Fair Value of Investments
    ------------------------------------------------------------
    During 1996 and 1995, net appreciation (depreciation) in fair value of the
Plan's investments as determined by quoted market price was as follows:
                                                      IMC      Fixed   Money
                              Equity       Bond     Global     Income  Market
Balanced   Growth
                    Total      Fund        Fund   Stock Fund    Fund    Fund
Fund      Fund

Year ended June 30, 1996
------------------------
Common stocks$3,251,585                $3,251,585
Mutual funds  3,073,342$2,907,518$72,443               $4,303$461,386$(372,308)
              ----------         ----------             -------        ----------    ------    --------  ---------
Net appreciation
 (depreciation) in
 fair value $6,324,927$2,907,518$72,443$3,251,585      $4,303$461,386$(372,308)
              ==========         ==========             =======        ==========    ======    ========  =========


Year ended June 30, 1995

Common stocks$3,732,061                $3,732,061
Mutual funds 2,243,567$1,499,454$52,416                      $192,013$499,684
              ----------         ----------             -------        ----------         --------  --------
Net appreciation
 in fair value$5,975,628$1,499,454$52,416$3,732,061          $192,013$499,684
              ==========         ==========             =======        ==========         ========  ========

4.  Significant Investments
    -----------------------
    Investments that represent 5 percent or more of assets available for benefits at June 30 were as follows:

                                        1996           1995
                                        -----------     -----------
IMC Global Inc. Stock Fund              $ 9,709,749
IMC Global Inc. common stock                            $ 8,345,859
IMC Global Inc. Fixed Fund               55,789,610

Mutual funds -
  Fidelity Equity-Income Fund, Inc.      19,997,184      12,931,641
  Dreyfus Treasury Cash Management Fund                  11,007,605
  Fidelity Magellan Fund, Inc.            5,362,674       2,964,546

LaSalle National Trust, N.A. Income
 Plus Fund                                               30,022,894

Guaranteed investment contracts -
  CDC Investment Management Corp.                         6,028,752
  Commonwealth Life Insurance Company                     6,428,779
  Hartford Life Insurance Company                         5,211,493


5.  Federal Income Tax Status
    -------------------------
    The Internal Revenue Service ruled June 7, 1989 that the Plan qualified under Section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

















                        SUPPLEMENTAL SCHEDULES
                        ----------------------


                                                      Schedule 1


                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                           OF IMC GLOBAL OPERATIONS INC.
        ------------------------------------------------------

      ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
      ----------------------------------------------------------

                                       June 30, 1996
                           --------------------------------------
                           Principal amount
                            or number of                    Current
       Description          shares or units     Cost        value
-------------------------  ---------------- ----------  ------------

Master trust funds -
 IMC Global Inc. Stock Fund257,872 units    $ 6,001,724 $  9,709,749
 IMC Global Inc. Bond Fund220,664 units       2,250,815    2,230,150
 IMC Global Fixed Fund5,493,885 units        54,949,501   55,789,610

Mutual funds -
 Fidelity Equity-Income
  Fund, Inc.          496,578 shares         19,664,552   19,997,184
 Vanguard Money Market
  Reserves, Inc. -
   Prime Portfolio    982,782 shares            982,782      982,782
 Vanguard Wellington
  Fund, Inc.          197,337 shares          4,941,912    4,970,916
 Fidelity Magellan
  Fund, Inc.           71,694 shares          6,043,366    5,362,674

Loans to participants
 (7% - 11.9%)                                              3,518,835
                                                         ------------
                                                        $102,561,900
                                                         ============


                                                      Schedule 2
                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                     OF IMC GLOBAL OPERATIONS INC.
                ---------------------------------------

            ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
            ----------------------------------------------
                   FOR THE YEAR ENDED JUNE 30, 1996
                   --------------------------------
                    Purchases                Sales (B)          Gain
                   ------------   ------------------------------------
    Description    Number  Cost  Number   Cost      Proceeds   (Loss)
------------------  -----  -----  ------ --------   -----------------
Category (i) trans-
 actions - individual
 transactions in excess
 of 5 percent of plan
 assets:

Rabobank Alternative,
 6.1416%, due 3/15/01 1 $4,994,803
Hartford Life
 Insurance Company,
 8.15%, through
 12/19/97                           1 $11,022,370 $11,022,370   (B)

Category (iii) trans-
 actions - series
 of transactions in
 excess of 5 percent
 of plan assets:

Fidelity Equity-Income
 Fund, Inc.          61  4,389,468 44   1,310,258   1,349,875 $ 39,617
Fidelity Magellan
 Fund, Inc.          56  2,487,734 44     817,189     761,453 (55,736)
Dreyfus Treasury Cash
 Management Fund     14  1,362,595 14  12,370,200  12,370,200      (B)
LaSalle National
 Trust, N.A. Income
 Plus Fund           40 26,959,251 25  26,407,669  26,407,669      (B)
The Northern Trust
 Company Collective
 Short Term Invest-
 ment Fund (A)       26  3,101,072 17  17,547,053  17,547,053      (B)
IMC Global Fixed
 Income Fund         38  1,820,450 45   6,224,643   6,290,600   65,957
Hartford Life
 Insurance Company,
 8.15%, through
 12/19/97             4    111,203  1  11,022,370  11,022,370      (B)
National Westminster
 Bank Group, 6.73%,
 through 11/15/98     9  5,039,227  8     151,119     151,119      (B)
Rabobank Alternative,
 6.1416%, through
 3/15/01              3  5,285,100
Marshall Money
 Market Fund         62  3,156,318 58   3,156,318   3,156,318      (B)

NOTES:
(A)   Party-in-interest transactions not prohibited by ERISA.
(B) Due to the nature of these transactions, there is no gain or loss on disposition.
(C) There were no category (ii) or (iv) reportable transactions during the year ended June 30, 1995.



                              SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                     Investment Plan for Salaried Employees of
                     IMC Global Operations Inc.


                                  BRIAN J. SMITH
                       -------------------------------------------
                                  Brian J.Smith
                       Chairman of the Employee Benefits Committee

Date:  December 19, 1996

  Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

       Signature              Title                    Date
-----------------------------------------------------------------------

BRIAN J. SMITH
--------------
Brian J. Smith        Executive Vice President     December 19, 1996
                      Chief Financial Officer


B. RUSSELL LOCKRIDGE
--------------------
B. Russell Lockridge  Senior Vice President,       December 19, 1996
                      Human Resources


MARSCHALL I. SMITH
------------------
Marschall I. Smith    Senior Vice President,       December 19, 1996
                      Secretary and General Counsel


ROBERT E. FOWLER, JR.
---------------------
Robert E. Fowler, Jr. President and                December 19, 1996
                      Chief Operating Officer